Room 4561

February 21, 2007

Mr. E. Wayne Jackson, III
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

Re: **Sourcefire, Inc.**
      Amendment No. 4 to Registration Statement on Form S-1 filed February 14, 2007
      File No. 333-138199

Dear Mr. Jackson:

       We have reviewed your amended filing and response letter and have the following comments.

Amendment No. 4 to Registration Statement on Form S-1

1.   We note your response to comment 2 of our letter dated February 14, 2007 regarding the consents of your holders of preferred stock. As the conversion of your outstanding preferred stock is a material term of your offering, please provide disclosure in your prospectus regarding such consents. Please further file such consents pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. We note your response that you believe such consents were merely ministerial in implementing pre-existing rights of holders of your preferred stock. In this regard, your offering contemplates the conversion of all outstanding shares of preferred stock into shares of common stock—the election of a necessary portion of your holders of preferred stock was required to cause such conversion to occur, if such conversion was not automatic. Accordingly, it appears that such consents are material agreements.

Special Note Regarding Forward-looking Statements, page 24

2.   We note your revised disclosure here in response to comment 1 of our letter dated February 14, 2007. Please clarify to indicate that the industry data used in the prospectus are your statements which are based on data obtained from various sources.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-based Compensation, page 38

3.   We have reviewed your responses to comments 4-6 of our letter dated February 14, 2007 and your revised disclosure on pages 38-40 and note the following:

   ▪ Because the proposed merger transaction with Check Point was never consummated, tell us why it is appropriate to use the term "proceeds."

   ▪ In each instance where you performed a valuation to determine the fair value of the common stock, and you allocated the enterprise value to each share of your equity security classes, tell us how your allocation methodologies follow the guidance within paragraphs 139-154 of the AICPA "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").

   ▪ Regarding your determination of the value of the common stock during the October 2005 through March 2006 time frame, revise to describe how the fourth amended and restated certificate of incorporation was utilized in arriving at the enterprise value allocation and how this approach is considered within the accounting literature noted in the Practice Aid.

   ▪ When using the market approach, you should describe in greater detail the significant assumptions and factors used with the market data when using recent similar merger transactions or when using public security company market values or multiples in determining aggregate revenue multiples in order to obtain data comparable to the company. This information should be provided for all scenarios discussed. Further, disclose the basis for using a multiple of six based on trailing four quarters of revenues when performing the April and August analyses and address why there was not such a multiple considered when preparing the various analyses performed during the fourth quarter of fiscal 2006. Any significant adjustments or assumptions as to comparability should be disclosed. We reference paragraph 54 of the Practice Aid.

   ▪ Disclose how you determined the expected probability weightings and marketability discounts for both the M&A and IPO approaches in performing your common stock valuation analyses during the August thru December time frames.

   ▪ When using the income approach, you should explain and disclose, if significant why the use of a short period through December 31, 2008 was an appropriate time frame when determining forecasted cash flows. Address why you did not consider cash flows after December 31, 2008 in your analysis. You should also address the business factors that caused you to use to use this short time frame and how the use of this time frame affected other valuations and whether this period is consistent with other cash flow forecasts utilized. Address the appropriateness of the short time period utilized as well in determining your terminal value.

▪ Provide the disclosures required by paragraph 182c. of the Practice Aid.

Compensation Discussion and Analysis

Benchmarking of Base Compensation, Bonus and Equity Holdings, page 74

4. Please identify the comparable public companies that were used to benchmark your executive compensation. Please see Item 402(b)(2)(xiv) of Regulation S-K.

Quarterly Cash Bonus Awards, page 75

5. Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K regarding whether discretion can be or has been exercised as to the attainment of performance goals for cash bonus awards. Please further discuss how difficult the bonus target levels are to achieve. Please see Instruction 4 to Item 402(b).

Equity Compensation, page 75

6. We note your disclosure on page 76 regarding the reasons for providing restricted stock awards in that such awards "creat[e] a powerful retention vehicle because it provides downside protection, [and] convey[] competitive value, both on an employee perception and share cost basis." Please further elaborate on how restricted stock awards achieve the foregoing.

2006 Grants of Plan-based Awards, page 79

7. Please provide the target column with respect to your disclosure of non-equity incentive plan awards pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Employment Agreements, page 83

8. It appears that the employment agreement with Joseph M. Boyle should be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Please further elaborate on the $50,000 bonus available to Mr. Boyle with respect to a merger or acquisition. In particular, please explain how such merger or acquisition would result in your receipt of proceeds in excess of $200 million and the reason for providing such a bonus.

Certain Relationships and Related Persons Transactions

Policies and Procedures With Respect to Related Person Transactions, page 94

9.   Please provide disclosure pursuant to Item 404(b) of Regulation S-K upon adoption of any formal policies or procedures.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Marc Thomas at (202) 551-3452 or Craig Wilson, Senior Associate Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may me at (202) 551-3730.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile
        Thomas J. Knox, Esq.
        Jeffrey S. Marcus, Esq.
        Morrison & Foerster LLP
        1650 Tysons Boulevard, Suite 300
        McLean, Virginia 22102
        Telephone: (703) 760-7700
        Facsimile: (703) 760-7777